Exhibit 21.1
List of Subsidiaries

Entity Name	Jurisdiction of Organization
Camelot Finance S.A.	Luxembourg
Camelot UK Bidco Ltd	United Kingdom
Camelot US Acquisition LLC	Delaware
Clarivate Analytics (Compumark) Inc	Delaware
Clarivate Analytics (Deutschland) GmbH	Germany
Clarivate Analytics (Espana) SAU	Spain
Clarivate Analytics (Japan) Co., Ltd	Japan
Clarivate Analytics (UK) Ltd	United Kingdom
Clarivate Analytics (US) Holdings Inc	Delaware
Clarivate Analytics (US) LLC	Delaware
Clarivate Analytics India Private Limited	India
Clarivate Analytics IS Beijing Co Ltd	China
Clarivate IP (US) Holdings Corporation	Delaware
Clarivate Plc	Jersey
CPA Global Limited	Jersey
CPA Global North America LLC	Delaware
DR / Decision Resources LLC	Delaware
MarkMonitor Inc.	Delaware
MicroPatent LLC	Delaware